Exhibit 99

Unilever United States, Inc.

Media Relations Contact: Nancy Goldfarb 212-906-4690	Investor Relations Contact: Leigh Ferst 212-906-3430

FOR RELEASE AT 2:00 A.M. (EST)

UNILEVER RESULTS
FIRST QUARTER 2004

(Unaudited, constant 2003 average exchange rates, unless stated)

New York, NY – April 28, 2004 – Despite a disappointing sales performance in the first quarter, EPS (beia) grew by 8%. The benefits of savings programmes and an improved product mix have boosted operating margins and enabled a further increase in brand investment designed to stimulate growth.

FINANCIAL HIGHLIGHTS

€ Millions
	First Quarter 2004

Turnover	9,788	–2%
Operating profit – beia*	1,455	–1%
Pre-tax profit	931	–8%
Net profit	530	–15%
Net profit – beia*	851	+ 7%

EPS NV – beia * (Euros)	0.87	+ 8%
EPS PLC – beia * (Euro cents)	13.10	+ 8%

* Before exceptional items and amortisation of goodwill and intangible assets

At current rates of exchange EPS (beia) was 2% higher than the previous year and EPS was 19% lower due to a higher level of profits on disposals in the previous year.

KEY FEATURES OF THE QUARTER

•	Sales of the leading brands grew by 1.3%, with pricing flat.
•	Gross margins again moved ahead strongly despite an increased level of consumer related price promotions. This was partly offset by phasing of overheads and increased advertising and promotional support for our brands.
•	Operating margin (beia) moved ahead by 30 basis points to 14.9%.
•	Net borrowing costs and the financing cost of pensions were reduced by 22% and 49% respectively. Net debt, at quarter end exchange rates, was €12.6 billion, with benefits of cash flow offset by currency movements.
•	EPS (beia) grew by 8%.

CHAIRMEN’S COMMENT

Our strategy is designed to deliver robust long-term value growth. It is strong brands that best take advantage of our category knowledge and the scale benefits of Unilever; they have the margin structure to support a sustained programme of innovation and competitive levels of support. However, we are not happy with the short-term sales performance and action is being taken to address this.

In the first quarter we have seen a continuation of the tough business environment that we saw for much of 2003 with lower than historical market growth. Whilst there are clear signs of an improving economic outlook we are also currently seeing an increased level of competitor activity in some key markets. However, with the benefit of continuing Path to Growth savings, we are taking the appropriate tactical actions while implementing our planned innovation and brand building activities. All this is consistent with sustaining long-term business health and the principles of value creation outlined in ‘Unilever 2010’.

N W A FitzGerald	A Burgmans
Chairman, Unilever PLC	Chairman, Unilever N.V.

28 April 2004

FIRST QUARTER FINANCIAL RESULTS (at constant exchange rates)

Notes:

Unilever uses ‘constant rate’, ‘underlying’ and ‘beia’ measures primarily for internal performance analysis and targeting purposes. Unilever believes that the use of such measures provides additional information for shareholders on underlying business performance trends. Such measures are not defined under UK, Netherlands or US GAAP and are not intended to be a substitute for GAAP measures of turnover and profit. Fuller definitions and reconciliations between such measures and the equivalent GAAP measures are available on our website: www.unilever.com.

Underlying sales grew by 0.4%. Within this, leading brands grew by 1.3% in markets that have grown below their historical rate. The first quarter growth was also influenced by one less trading day in the quarter and by lower market shares in Slim·Fast and prestige as a result of the disappointing performance in 2003.

As part of the reshaping of our portfolio within Path to Growth we have continued to pursue an active programme of business disposals. Including the impact of these disposals, turnover declined by 2.2%.

Operating margin (beia) was 14.9%, an increase of 30 basis points. Gross margins moved ahead strongly, by 110 basis points, through continuing benefits of savings programmes and an improved mix and despite an increased level of consumer related price promotions. This was partly offset by an increase of 20 basis points in advertising and promotions and an increase of 60 basis points in overheads. The latter includes a different phasing of project related items this year compared with last and the short-term under-recovery of shared costs following disposals.

Operating profit (beia) was 1% lower than last year as the loss of contribution from businesses sold more than offset the underlying improvement in operating margin.

Net borrowing costs were 22% lower than last year through a lower level of net debt and lower interest rates as we pay off older borrowings at higher fixed rates. Pension financing costs were reduced to €22 million, from €43 million in the first quarter of last year.

Net exceptional charges within operating profit were €67 million, including restructuring charges of €95 million partly offset by profits on disposals of €28 million. This compares with a positive €67 million of exceptional items in the prior year which included profits on disposals of €135 million.

The effective tax rate was 37% and reflects the non-tax-deductibility of Bestfoods goodwill amortisation. The beia tax rate was 29%, 0.3 percentage points lower than last year with sustained benefits flowing from the Path to Growth programme.

Net profit (beia) was up 7% to €851 million. Net profit was 15% lower mainly due to the lower after tax profits on disposals.

Earnings per share (beia) rose by 8%, after absorbing over 3 percentage points of dilution from disposals, while earnings per share were 15% lower.

When expressed at current rates of exchange, earnings per share (beia) increased by 2% in Euros, by 4% in £ Sterling and by 19% in US$. Turnover, including the impact of disposals and expressed at current rates of exchange, decreased by 8% in Euros and by 6% in £ Sterling, but increased by 7% in US$.

FIRST QUARTER PERFORMANCE BY REGION (at constant exchange rates)

Note:

The following regional commentary is based on operating profit before exceptional items and amortisation of goodwill and intangible assets. Sales growth is stated on an underlying basis, excluding the effects of acquisitions and disposals. Turnover includes the impact of acquisitions and disposals.

EUROPE

Continued difficult economic conditions in a number of countries were again reflected in the consumer, retail and competitive environment with overall market growth remaining very sluggish. Germany, France and the Netherlands have been particularly difficult and we have lost some market share in spreads and laundry. Against this background, underlying sales declined by 1.4%, including 0.8% from the decline in the tail of non-leading brands as we manage them for value and with negative pricing of 0.4%. Turnover was 5% lower than last year including the impact of planned disposals.

Our mass personal care brands gained further share with good volume growth. Key innovations which we will be building on through the year include: ‘Touch’, the new global variant of Axe and the roll-out of the Axe brand in Central and Eastern Europe; the re-launch of Lux soap bars and bath and shower products; new Dove firming lotion and Dove shampoo for coloured hair; and new variants of Sunsilk.

Sales in Home and Personal Care overall were held back by an increased level of consumer related price promotions and by the decline in prestige fragrances through the course of last year.

In home care we have extended the successful ‘fizzing’ laundry product with improved cleaning performance for powders, tablets and liquids, while the fast drying product for fabric conditioners also performed well.

In Foods, Bertolli grew strongly, sustaining its leadership in olive oil and successfully extending into pasta sauces, dressings and toppings. Lipton also grew well, led by ready-to-drink tea and leaf tea in Russia.

Family spreads brands continued to be held back by competitive pricing, and particularly the growth of discount retailers in Germany. We have taken appropriate action and have a strong innovation programme this year in spreads with the roll-out of the Cremefine range of dairy cream alternatives under the family brand and launch of pro·activ milk and yoghurt line extensions.

As part of managing the frozen foods business to a more consistent growth profile and to further improve its profitability, actions are being taken to rationalise the product portfolio and focus on higher growth and profitable segments, and sales are reduced as a result. The launch of Knorr frozen in a number of countries and Slim·Fast frozen in the UK made good contributions in the first quarter.

In dressings, there was good growth for Hellmann’s in the UK and Calvé in Russia, but competitor activities in France affected growth. Knorr started slowly in tough trading conditions in Germany and the Netherlands but improved through the quarter including a good contribution from a new wet sauces range in Poland.

The regional operating margin at 15.6% was 50 basis points lower than last year. A substantial improvement in gross margin from savings programmes and a better mix was fully re-invested in increased advertising and promotion support.

NORTH AMERICA

Underlying sales declined by 1.8% in weak markets, including a positive 0.6% from price. Within this, Slim·Fast and prestige fragrances diluted growth by 2.1%. Turnover, including the impact of disposals, declined by 4%.

In mass personal care, Axe continues to contribute strongly, including the addition of Axe sticks to the range at the end of last year. In hair care, sales were down against a strong comparator last year with the launch of Dove which has established a 5% share in shampoo; in a highly competitive market some of our weaker hair care brands have lost share.

With a new leadership team in place in prestige fragrances we have continued to make good progress with our restructuring programme. The first phase of this year’s more extensive innovation plan was introduced towards the end of the quarter. While in the first quarter there is still a year on year decline, our focus on a core portfolio of brands and more profitable channels and the tougher comparator in the early part of the year is expected to lead to an improved performance in the second half.

In laundry, we have stabilised market share after a loss of around 1 share point in 2003 as we focused on the Surf/All brand, Wisk liquid and on fabric conditioners.

Unilever Bestfoods started the year strongly with good growth from the launch of the Carb Options range under the Wishbone, Lipton, Hellmann’s and Skippy brands. A second phase launch is under way with extensions to the range. Spreads growth was also driven by Country Crock although market consumption remains weak.

The weight management category continues to redefine itself in response to the consumer trend in low-carbohydrate products which now account for almost 50% of the category. Slim·Fast launched its first five low-carbohydrate products at the end of 2003. These already represent nearly 20% of Slim·Fast turnover and a further 17 products are being launched. However this has not yet compensated for the decline in share of the traditional products through the course of 2003 which is being addressed through their re-launch later in the year.

Ice cream performed well, with a further gain in market share. The Breyers, Klondike and Ben & Jerry’s brands all grew well. Particular strengths were in grocery multipacks and the health range of products including low-carbohydrate alternatives.

The regional operating margin, at 13.0%, was 10 basis points lower than last year. Advertising and promotions were 150 basis points lower, reflecting the timing of innovation in Home and Personal Care and lower expenditure in prestige fragrances. However this was offset by the negative mix effect on gross margins of lower sales in prestige fragrances and from higher overheads including the short-term impact of unrecovered fixed costs following disposals.

AFRICA, MIDDLE EAST AND TURKEY

Underlying sales grew by 0.4% with positive volume growth of 1.5% against a stretching comparator last year when sales grew by 9%. Supply disruption in both West and East Africa and negative pricing in Turkey as we adjusted to a lower inflation environment reduced regional growth by 4 percentage points. Turnover, including the impact of disposals, declined 3.2%.

There was good growth in laundry in South Africa but a weaker performance in Nigeria with a reduction in trade stocks ahead of the introduction of new formula Omo and in South East Africa with economic difficulties across that region. The launch of a new white variant of Domestos, together with price repositioning of Cif boosted household cleaning in Turkey.

Growth in hair care was led by Dove and Sunsilk, while deodorants benefited from an increased focus on Rexona. Dove face care was launched in Arabia.

Savoury, dressings and ice cream got off to a good start but spreads and cooking oils were affected by lower priced imports.

The regional operating margin, at 12.1%, was 120 basis points ahead of last year with a strong improvement in gross margins partly re-invested in increased advertising and promotions.

ASIA AND PACIFIC

Underlying sales grew 1.8%, with volume growth of 3.1% but negative pricing of 1.3% in competitive markets. Turnover, including the net impact of disposals and acquisitions, grew 1%.

In Japan, we have doubled our share in hair care over the last 4 years and this success has produced an aggressive response through new product launches by locally based competitors. The skin care category has also seen intense levels of competition. This diluted overall regional growth by 1.5 percentage points. In a market which is very sensitive to innovation we are stepping up our own activity with launches of colorants and styling products under the mod’s hair brand to be followed by further initiatives later in the year.

India achieved good volume growth in Home and Personal Care partly offset by negative pricing in competitive markets. Recent innovations introduced under the Lifebuoy, Axe and Fair & Lovely brands are all doing well and Vim bar and Domex were launched towards the end of the quarter.

Elsewhere there was good growth in Home and Personal Care in Thailand, China and Vietnam.

In Foods there was a further step-up in the growth of leading brands, particularly through Royco, Bango and Sariwangi in Indonesia, Brooke Bond tea in India and through Knorr.

Overall growth was affected by our actions to reduce the tail of non-leading brands by managing some brands for value through a harvest strategy or through disposal.

The regional operating margin at 14.4% was 110 basis points lower than last year with improved gross margins more than offset by an increase in advertising and promotions and the impact of unrecovered fixed costs in overheads.

LATIN AMERICA

Underlying sales grew 10%, with a strong pick-up in volume, to 7%, and a lower contribution from pricing than last year. After the impact of disposals, turnover grew by 9%.

Our personal care brands grew especially well. Dove benefited from the launch of a combing cream in Brazil and in Argentina where the exfoliating bar also made a major contribution. Sunsilk was extended last year into colorants and a dyed hair treatment has been launched in Mexico. Axe continues strongly through the global ‘Touch’ variant and from the launch of the Axe brand last year in Colombia and Venezuela. Lux is building further with a range of products that appeal to all consumers no matter what their income level, with new product forms and packaging.

In laundry the migrations of the local Campeiro brand into the Surf ‘smart shopper’ position has produced excellent results in Brazil and has been followed by similar activities in Chile and Ecuador.

In Foods, Knorr is growing well in Brazil and Mexico, and the successful low unit price Knorr ‘cubitos’ have been extended from the Caribbean to North East Brazil. Hellmann’s cholesterol free mayonnaise was successfully launched in Chile, while Slim·Fast is making good progress in Mexico following its launch last year.

Overall growth in Foods is impacted by our actions to reduce the tail of non-leading brands by managing some brands for value through a harvest strategy or through disposal. Oils in Chile have declined particularly fast following the devaluation in Argentina which has affected competitiveness.

Operating margin, at 18.6%, showed a marked step-up of 500 basis points over last year. This mainly comes from improved gross margins reflecting the benefits of volume growth, savings programmes, an improved mix and earlier action to recover devaluation led cost increases in countries where currencies have since stabilised.

CASH FLOW (at current exchange rates)

Cash flow from group operating activities in the quarter was €970 million, an increase of €147 million over the corresponding period last year. Operating profit (beia) at current exchange rates was €104 million lower, mainly through the impact of currency movements. This was more than offset by lower seasonal working capital outflows (€207 million) and lower cash restructuring costs (€45 million).

Capital expenditure and financial investments were €130 million higher than last year due to earlier timing of the purchase of own shares to hedge our share option programmes.

There was a net outflow from acquisitions and disposals of €89 million this quarter, compared with €15 million last year. This reflects lower disposals proceeds compared with last year, which included the sale of Frigedoc in France and plantations in Malaysia. Both years included payments for the acquisition of CPC/Ajinomoto.

Net debt at the quarter end was €12.6 billion, in line with the level at the end of 2003, with the benefits of cash flow being offset by currency movements of €0.4 billion, particularly the impact of a strengthening dollar during the quarter.

BALANCE SHEET (at current exchange rates)

Goodwill and intangible assets increased by €119 million, with the effect of amortisation more than offset by currency movements. Higher stocks, debtor and creditor balances reflect seasonal movements, particularly as the ice cream business prepares for the summer season.

Capital and reserves increased by €481 million in the quarter. Net profits added €515 million with a further €96 million coming from movements in net pension assets and liabilities and the credit in respect of share option costs. These were offset by purchases of own shares to hedge share options.

EURO REPORTING

Information in sterling and US dollars is available as a supplement to this Euro report.

SAFE HARBOUR STATEMENT: This announcement may contain ‘forward-looking statements’ within the meaning of the US Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ and other similar expressions of future performance or results are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. Because of the risks and uncertainties that always exist in any operating environment or business, the Group cannot give any assurance that the expectations expressed in these statements will prove correct. Actual results may differ materially from those included in these statements due to a variety of factors, including among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, and political, economic and social conditions in the geographic markets where the Group operates. The Group undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, and you are cautioned not to place undue reliance on these forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the Securities and Exchange Commission, including the Annual Report & Accounts on Form 20-F.

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 13.

€ Millions – constant rates	First Quarter

	2004	2003	% Incr./ (Decr.)

TURNOVER	9,788	10,004	(2)%
Less: Share of turnover of joint ventures	(45)	(72)

Group turnover	9,743	9,932	(2)%

Group operating profit	1,096	1,263	(13)%

Add: Share of operating profit of joint ventures	10	12

OPERATING PROFIT	1,106	1,275	(13)%
Operating profit beia *	1,455	1,465	(1)%
Exceptional items	(67)	67
Amortisation of goodwill and intangible assets	(282)	(257)

Share of operating profit of associates	10	(11)
Other income from fixed investments	2	3

Interest	(165)	(211)
Other finance income/(cost) – pensions and similar obligations	(22)	(43)

PROFIT BEFORE TAXATION	931	1,013	(8)%

Taxation	(348)	(320)

PROFIT AFTER TAXATION	583	693	(16)%

Minority interests	(53)	(67)

NET PROFIT	530	626	(15)%

Net profit beia *	851	798	7%

COMBINED EARNINGS PER SHARE (Constant rates)

- per €0.51 ordinary NV share (Euros)	0.54	0.64	(15)%
- per 1.4p ordinary PLC share (Euro cents)	8.12	9.53	(15)%

- per €0.51 ordinary NV share – beia * (Euros)	0.87	0.81	8%
- per 1.4p ordinary PLC share – beia * (Euro cents)	13.10	12.17	8%

- per €0.51 ordinary NV share – diluted (Euros)	0.53	0.62	(15)%
- per 1.4p ordinary PLC share – diluted (Euro cents)	7.88	9.25	(15)%

* Before exceptional items and amortisation of goodwill and intangible assets

NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 13.

€ Millions – current rates	First Quarter

	2004	2003	% Incr./ (Decr.)

NET PROFIT	515	637	(19)%

Net profit beia *	822	815	1%

COMBINED EARNINGS PER SHARE (Current rates)

- per €0.51 ordinary NV share (Euros)	0.53	0.65	(19)%
- per 1.4p ordinary PLC share (Euro cents)	7.89	9.69	(19)%

- per €0.51 ordinary NV share – beia * (Euros)	0.84	0.83	2%
- per 1.4p ordinary PLC share – beia * (Euro cents)	12.65	12.44	2%

- per €0.51 ordinary NV share – diluted (Euros)	0.51	0.63	(19)%
- per 1.4p ordinary PLC share – diluted (Euro cents)	7.65	9.42	(19)%

* Before exceptional items and amortisation of goodwill and intangible assets

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

€ Millions – current rates	First Quarter

	2004	2003

Net profit	515	637
Pensions – actuarial gains / (losses) net of tax	40	(264)
Currency retranslation	39	112

Total recognised gains since last annual accounts	594	485

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

€ Millions – current rates	First Quarter

	2004	2003

Shareholders' equity as at 1 January	5,920	4,702
Net profit	515	637
Dividends	(5)	(6)
Goodwill written back on disposals	–	10
Change in number of shares or certificates of shares held in connection with share options	(139)	(4)
Actuarial gains / (losses) on pension schemes net of tax	40	(264)
Share option credit	56	29
Currency retranslation	14	124

Shareholders' equity as at the end of the period	6,401	5,228

SUMMARY BALANCE SHEET (unaudited)

€ Millions – current rates	As at 27 March 2004	As at 31 December 2003	As at 29 March 2003 Restated

Goodwill and intangible assets	17,832	17,713	20,268
Other fixed assets	6,961	6,854	7,694
Stocks	4,505	4,175	4,818
Debtors	6,456	5,881	7,249
Cash and current investments	3,577	3,345	2,930
Trade and other creditors	(10,928)	(10,304)	(11,913)

	28,403	27,664	31,046

Borrowings	16,144	15,900	19,211
Provisions for liabilities and charges (excluding pensions and similar obligations)	1,545	1,645	1,904
Net pension asset for funded schemes in surplus	(574)	(490)	(359)
Net pension liability for funded schemes in deficit	1,709	1,629	2,596
Net pension liability for unfunded schemes	2,698	2,620	1,816
Minority interests	480	440	650
Capital and reserves	6,401	5,920	5,228

	28,403	27,664	31,046

Amounts for March 2003 have been restated following a number of reclassifications, principally the presentation for securities held as collateral in connection with derivative financial instruments as disclosed in our 2003 Annual Report & Accounts and Form 20-F.

CASH FLOW STATEMENT (unaudited)

€ Millions – current rates	First Quarter

	2004	2003 Restated

Cash flow from group operating activities	970	823
Dividends from joint ventures	1	3
Returns on investments and servicing of finance	(109)	(99)
Taxation	(241)	(255)
Capital expenditure and financial investment	(290)	(160)
Acquisitions and disposals	(89)	(15)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	242	297
Management of liquid resources	(624)	225
Financing	233	(432)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(149)	90

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

€ Millions – current rates	First Quarter

	2004	2003 Restated

NET DEBT AT 1 JANUARY	(12,555)	(16,966)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(149)	90
Cash flow from (increase) / decrease in borrowings	(89)	432
Cash flow from increase / (decrease) in liquid resources	624	(225)

Change in net debt resulting from cash flows	386	297
Borrowings within group companies acquired	–	(26)
Liquid resources within group companies sold	–	(3)
Non cash movements	(328)	(123)
Currency retranslation	(70)	540

MOVEMENT IN NET DEBT IN THE PERIOD	(12)	685

NET DEBT AT PERIOD END	(12,567)	(16,281)

GEOGRAPHICAL ANALYSIS (at constant rates – unaudited)

€ Millions – constant rates	First Quarter

	2004	2003	% Incr./ (Decr.)

TURNOVER	9,788	10,004	(2)%

Europe	4,005	4,205	(5)%
North America	2,271	2,368	(4)%
Africa, Middle East and Turkey	727	750	(3)%
Asia and Pacific	1,678	1,661	1%
Latin America	1,107	1,020	9%

OPERATING PROFIT – beia *	1,455	1,465	(1)%

Europe	624	678	(8)%
North America	295	310	(5)%
Africa, Middle East and Turkey	88	82	7%
Asia and Pacific	242	257	(6)%
Latin America	206	138	49%

OPERATING MARGIN – beia *	14.9%	14.6%

Europe	15.6%	16.1%
North America	13.0%	13.1%
Africa, Middle East and Turkey	12.1%	10.9%
Asia and Pacific	14.4%	15.5%
Latin America	18.6%	13.6%

* Before exceptional items and amortisation of goodwill and intangible assets

OPERATIONAL ANALYSIS (at constant rates – unaudited)

€ Millions – constant rates	First Quarter

	2004	2003	% Incr./ (Decr.)

TURNOVER	9,788	10,004	(2)%

Foods	5,354	5,537	(3)%

Savoury and dressings	2,025	2,000	1%
Spreads and cooking products	1,106	1,207	(8)%
Health & wellness and beverages	823	858	(4)%
Ice cream and frozen foods	1,400	1,472	(5)%

Home care	1,752	1,785	(2)%
Personal care	2,604	2,599	0%
Other operations	78	83	(5)%

OPERATING PROFIT – beia *	1,455	1,465	(1)%

Foods	767	738	4%

Savoury and dressings	354	347	2%
Spreads and cooking products	186	183	1%
Health & wellness and beverages	116	120	(3)%
Ice cream and frozen foods	111	88	27%

Home care	245	230	6%
Personal care	446	504	(11)%
Other operations	(3)	(7)	53%

OPERATING MARGIN – beia *	14.9%	14.6%

Foods	14.3%	13.3%

Savoury and dressings	17.5%	17.3%
Spreads and cooking products	16.8%	15.2%
Health & wellness and beverages	14.1%	14.0%
Ice cream and frozen foods	7.9%	5.9%

Home care	14.0%	12.9%
Personal care	17.1%	19.4%
Other operations	(4.1)%	(8.1)%

* Before exceptional items and amortisation of goodwill and intangible assets

NOTES

Exchange rate conventions and impact of movements in exchange rates

The following exchange rate conventions have been applied:

In the profit and loss account information given on page 7 and the segmental analysis on pages 11 and 12, the results for 2004 and the comparative figures for 2003 have been translated at constant exchange rates, being the annual average exchange rates for 2003. This reporting convention facilitates comparisons since the impact of exchange rate fluctuations is eliminated, and is the basis on which we measure our operational performance internally. It also forms the basis for target setting and the annual outlook statement. For our reporting currencies these rates were €1 = £0.69 = US $1.13.

The results and earnings per share on page 8 and the cash flow statement on page 10 are translated at rates current in each period. For our reporting currencies these rates were €1 = £0.68 = US $1.25 for the first three months of 2004 and €1 = £0.67 = US $1.07 for the first three months of 2003.

The lower Euro EPS and turnover at current rates of exchange reflects the progressive strengthening of the Euro through 2003, particularly against the US $. For illustrative purposes, if the first quarter 2004 exchange rates were to remain in place through the remainder of the year, then growth for the year would be around 4% lower at current rates than at constant rates.

The balance sheet figures have been translated at period-end rates of exchange. For our reporting currencies these were €1 = £0.67 = US $1.22 at 27 March 2004, €1 = £0.71 = US $1.26 at 31 December 2003 and €1 = £0.69 = US $1.07 at 29 March 2003.

Results at current rates of exchange

€ Millions – current rates	First Quarter

	2004	2003	% Incr.
			/(Decr.)

Turnover	9,357	10,182	(8)%

Operating profit	1,057	1,302	(19)%
Operating profit beia *	1,392	1,496	(7)%

Share of operating profit of associates & income from fixed investments	11	(9)
Interest (including net interest (cost)/return on pension scheme assets and liabilities)	(171)	(262)
Taxation	(333)	(325)
Minority interests	(49)	(69)

Net profit	515	637	(19)%

Net profit beia *	822	815	1%

The impact of exchange rate movements on the three months results at current exchange rates in Euros, £ Sterling and US $ is given below, along with the year on year percentage change at constant rates.

First Quarter – Millions		At current rates of exchange
	Constant rates
	% Incr.	€	% Incr.	£	% Incr.	US $	% Incr.
	/(Decr.)	2004	/(Decr.)	2004	/(Decr.)	2004	/(Decr.)

Turnover	(2)%	9,357	(8)%	6,382	(6)%	11,697	7%
Operating profit beia *	(1)%	1,392	(7)%	949	(5)%	1,740	9%
Net profit	(15)%	515	(19)%	352	(18)%	644	(6)%
Net profit beia *	7%	822	1%	560	3%	1,027	18%
% Change in EPS	(15)%		(19)%		(17)%		(5)%
% Change in EPS – beia *	8%		2%		4%		19%

* Before exceptional items and amortisation of goodwill and intangible assets

Acquisitions and Disposals

In the first quarter, we continued the disposal of tail brands, mainly home care brands in North America. On 9 March 2004, we announced the sale of our edible oils and white fats business in Mexico to a Mexican subsidiary of Associated British Foods plc, for US $110 million cash. Subject to regulatory approval, the transaction is expected to be completed in the second quarter.

Preference shares

On 24 March 2004, Unilever announced that it intends to exercise its option to convert its €0.05* N.V. preference shares into ordinary Unilever N.V. shares during the first quarter of 2005. The conversion will follow the terms stipulated in the original information memorandum and in Unilever N.V.’s Articles of Association.

The conversion will be met out of existing shares and will not involve the issue of any new shares. The maximum number of ordinary Unilever N.V. shares involved is 18.9 million.

The preference shares were offered to holders of ordinary Unilever N.V. shares at the time of the special dividend payment in 1999. The decision to convert reflects the current ordinary Unilever N.V. share price, respects the interests of all Unilever shareholders, and is consistent with the conditions of the original issue.

The conversion timing takes into account fiscal considerations reflecting changes to Dutch taxation in recent years and allows for the purchase of ordinary N.V. shares from the market to the extent that this is required for the conversion.

Following conversion, the preference shares will retain a €0.05 residual notional value, which Unilever intends to redeem for cash in 2005, subject to approval at the 2005 AGM of Unilever N.V.

The normal preference dividend will accrue up to the date of conversion and thereafter will accrue on the residual notional value until redemption of the preference shares.

Unilever has agreed with Euronext that the listing of the preference shares will be continued until, at the latest, the moment of redemption. The listing of the preference shares originally ended on 31 December 2004.

* This amount is a representation in euros on the basis of Article 67c Book 2 of the Dutch Civil Code, rounded to two decimal places, of underlying Dutch guilders, as these have not been converted into euros in Unilever N.V.’s Articles of Association.

Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the year, less the average number of shares held to meet options granted under various employee share plans.

The number of combined share units is calculated from the underlying NV and PLC shares using the exchange rate of £1 = €5.445, in accordance with the Equalisation Agreement.

The diluted earnings per share are based on the average number of share units, plus all shares under option, together with certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust. The number of shares is reduced, in accordance with FRS 14, by the number of shares that could be purchased at fair value with the expected proceeds from the exercise of options by employees.

Earnings per share in Euro for the quarter

	Constant rates		Current rates

	2004	2003	2004	2003

	Thousands of units
Average number of combined share units of €0.51	966,182	973,339	966,182	973,339
Average number of combined share units of 1.4p	6,441,217	6,488,927	6,441,217	6,488,927

COMBINED EPS	€ Millions
Net profit	530	626	515	637
Less: Preference dividends	(7)	(8)	(7)	(8)

Net profit attributable to ordinary capital	523	618	508	629

Combined EPS per €0.51 (Euros)	0.54	0.64	0.53	0.65
Combined EPS per 1.4p (Euro cents)	8.12	9.53	7.89	9.69

COMBINED EPS – beia *	€ Millions
Net profit	530	626	515	637
Add back exceptional items net of tax	54	(71)	54	(74)
Add back amortisation of goodwill / intangible assets net of tax	267	243	253	252

Net profit beia *	851	798	822	815
Less: Preference dividends	(7)	(8)	(7)	(8)

Net profit attributable to ordinary capital – beia *	844	790	815	807

Combined EPS – beia* per €0.51 (Euros)	0.87	0.81	0.84	0.83
Combined EPS – beia* per 1.4p (Euro cents)	13.10	12.17	12.65	12.44

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	996,324	1,002,138	996,324	1,002,138
Adjusted average combined share units of 1.4p	6,642,158	6,680,920	6,642,158	6,680,920

	€ Millions
Net profit attributable to ordinary capital	523	618	508	629

Combined diluted EPS per €0.51 (Euros)	0.53	0.62	0.51	0.63
Combined diluted EPS per 1.4p (Euro cents)	7.88	9.25	7.65	9.42

* Before exceptional items and amortisation of goodwill and intangible assets

Dates

The results for the second quarter and for the first half-year 2004 will be published on Wednesday 28 July 2004.

ENQUIRIES: UNILEVER PRESS OFFICE +44 (0) 20 7822 6805
Internet: http://www.unilever.com
E-mail: press-office.london@unilever.com

28 April 2004

CONSOLIDATED PROFIT AND LOSS ACCOUNT – CONSTANT EXCHANGE RATES (unaudited)

Note: A description of the exchange rate conventions used is given on page 13.

US $ Millions – constant rates	First Quarter

	2004	2003	% Incr./ (Decr.)

TURNOVER	11,022	11,265	(2)%
Less: Share of turnover of joint ventures	(51)	(81)

Group turnover	10,971	11,184	(2)%

Group operating profit	1,234	1,422	(13)%

Add: Share of operating profit of joint ventures	12	13

OPERATING PROFIT	1,246	1,435	(13)%
Operating profit beia *	1,639	1,650	(1)%
Exceptional items	(75)	75
Amortisation of goodwill and intangible assets	(318)	(290)

Share of operating profit of associates	10	(12)
Other income from fixed investments	2	3

Interest	(186)	(237)
Other finance income / (cost) – pensions and similar obligations	(24)	(48)

PROFIT BEFORE TAXATION	1,048	1,141	(8)%

Taxation	(391)	(361)

PROFIT AFTER TAXATION	657	780	(16)%

Minority interests	(60)	(75)

NET PROFIT	597	705	(15)%

Net profit beia *	958	898	7%

COMBINED EARNINGS PER SHARE (Constant rates)

- per €0.51 ordinary NV share (US $)	0.61	0.72	(15)%
- per 5.6p ordinary PLC share (US $)	0.37	0.43	(15)%

- per €0.51 ordinary NV share – beia * (US $)	0.98	0.91	8%
- per 5.6p ordinary PLC share – beia * (US $)	0.59	0.55	8%

- per €0.51 ordinary NV share – diluted (US $)	0.59	0.69	(15)%
- per 5.6p ordinary PLC share – diluted (US $)	0.35	0.42	(15)%

* Before exceptional items and amortisation of goodwill and intangible assets

NET PROFIT AND EARNINGS PER SHARE – CURRENT EXCHANGE RATES (unaudited)

Net profit and earnings per share given below are stated at current exchange rates i.e. the results in both years have been translated at the exchange rates prevailing during the appropriate period.

For further details of the results at current exchange rates and impact of exchange rate movements see notes on page 13.

US $ Millions – current rates	First Quarter

	2004	2003	% Incr./ (Decr.)

NET PROFIT	644	683	(6)%

Net profit beia *	1,027	874	18%

COMBINED EARNINGS PER SHARE (Current rates)

- per €0.51 ordinary NV share (US $)	0.66	0.69	(5)%
- per 5.6p ordinary PLC share (US $)	0.39	0.42	(5)%

- per €0.51 ordinary NV share – beia * (US $)	1.05	0.89	19%
- per 5.6p ordinary PLC share – beia * (US $)	0.63	0.53	19%

- per €0.51 ordinary NV share – diluted (US $)	0.64	0.67	(5)%
- per 5.6p ordinary PLC share – diluted (US $)	0.38	0.40	(5)%

* Before exceptional items and amortisation of goodwill and intangible assets

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES (unaudited)

US $ Millions – current rates	First Quarter

	2004	2003

Net profit	644	683
Pensions – actuarial gains / (losses) net of tax	49	(283)
Currency retranslation	(231)	234

Total recognised gains since last annual accounts	462	634

MOVEMENTS IN SHAREHOLDERS' EQUITY (unaudited)

US $ Millions – current rates	First Quarter

	2004	2003
Shareholders' equity as at 1 January	7,465	4,932
Net profit	644	683
Dividends	(7)	(7)
Goodwill written back on disposals	–	11
Change in number of shares or certificates of shares held in connection with share options	(174)	(4)
Actuarial gains / (losses) on pension schemes net of tax	49	(283)
Share option credit	70	32
Currency retranslation	(245)	250

Shareholders' equity as at the end of the period	7,802	5,614

SUMMARY BALANCE SHEET (unaudited)

US $ Millions – current rates	As at 27 March 2004	As at 31 December 2003	As at 29 March 2003 Restated

Goodwill and intangible assets	21,737	22,336	21,768
Other fixed assets	8,486	8,642	8,263
Stocks	5,492	5,265	5,175
Debtors	7,869	7,416	7,785
Cash and current investments	4,360	4,218	3,147
Trade and other creditors	(13,321)	(12,993)	(12,795)

	34,623	34,884	33,343

Borrowings	19,680	20,050	20,633
Provisions for liabilities and charges (excluding pensions and similar obligations)	1,884	2,074	2,045
Net pension asset for funded schemes in surplus	(701)	(618)	(385)
Net pension liability for funded schemes in deficit	2,083	2,054	2,788
Net pension liability for unfunded schemes	3,289	3,304	1,950
Minority interests	586	555	698
Capital and reserves	7,802	7,465	5,614

	34,623	34,884	33,343

Amounts for March 2003 have been restated following a number of reclassifications, principally the presentation for securities held as collateral in connection with derivative financial instruments as disclosed in our 2003 Annual Report & Accounts and Form 20-F.

CASH FLOW STATEMENT (unaudited)

US $ Millions – current rates	First Quarter

	2004	2003 Restated

Cash flow from group operating activities	1,212	883
Dividends from joint ventures	1	3
Returns on investments and servicing of finance	(136)	(107)
Taxation	(302)	(273)
Capital expenditure and financial investment	(362)	(172)
Acquisitions and disposals	(111)	(16)

CASH INFLOW / (OUTFLOW) BEFORE MANAGEMENT OF LIQUID RESOURCES AND FINANCING	302	318
Management of liquid resources	(779)	240
Financing	293	(463)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(184)	95

RECONCILIATION OF CASH FLOW TO MOVEMENT IN NET DEBT (unaudited)

US $ Millions – current rates	First Quarter

	2004	2003 Restated

NET DEBT AT 1 JANUARY	(15,832)	(17,797)

INCREASE / (DECREASE) IN CASH IN THE PERIOD	(184)	95
Cash flow from (increase) / decrease in borrowings	(112)	463
Cash flow from increase / (decrease) in liquid resources	779	(240)

Change in net debt resulting from cash flows	483	318
Borrowings within group companies acquired	–	(28)
Liquid resources within group companies sold	–	(3)
Non cash movements	(410)	(131)
Currency retranslation	439	155

MOVEMENT IN NET DEBT IN THE PERIOD	512	311

NET DEBT AT PERIOD END	(15,320)	(17,486)

GEOGRAPHICAL ANALYSIS (at constant rates – unaudited)

US $ Millions – constant rates	First Quarter

	2004	2003	% Incr./ (Decr.)

TURNOVER	11,022	11,265	(2)%

Europe	4,510	4,735	(5)%
North America	2,557	2,666	(4)%
Africa, Middle East and Turkey	818	845	(3)%
Asia and Pacific	1,890	1,870	1%
Latin America	1,247	1,149	9%

OPERATING PROFIT – beia *	1,639	1,650	(1)%

Europe	703	763	(8)%
North America	333	349	(5)%
Africa, Middle East and Turkey	99	93	7%
Asia and Pacific	272	289	(6)%
Latin America	232	156	49%

OPERATING MARGIN – beia *	14.9%	14.6%

Europe	15.6%	16.1%
North America	13.0%	13.1%
Africa, Middle East and Turkey	12.1%	10.9%
Asia and Pacific	14.4%	15.5%
Latin America	18.6%	13.6%

* Before exceptional items and amortisation of goodwill and intangible assets

OPERATIONAL ANALYSIS (at constant rates – unaudited)

US $ Millions – constant rates	First Quarter

	2004	2003	% Incr./ (Decr.)

TURNOVER	11,022	11,265	(2)%

Foods	6,029	6,235	(3)%

Savoury and dressings	2,280	2,252	1%
Spreads and cooking products	1,246	1,359	(8)%
Health & wellness and beverages	926	966	(4)%
Ice cream and frozen foods	1,577	1,658	(5)%

Home care	1,973	2,010	(2)%
Personal care	2,932	2,927	0%
Other operations	88	93	(5)%

OPERATING PROFIT – beia *	1,639	1,650	(1)%

Foods	864	831	4%

Savoury and dressings	399	391	2%
Spreads and cooking products	209	206	1%
Health & wellness and beverages	131	135	(3)%
Ice cream and frozen foods	125	99	27%

Home care	276	260	6%
Personal care	503	567	(11)%
Other operations	(4)	(8)	53%

OPERATING MARGIN – beia *	14.9%	14.6%

Foods	14.3%	13.3%

Savoury and dressings	17.5%	17.3%
Spreads and cooking products	16.8%	15.2%
Health & wellness and beverages	14.1%	14.0%
Ice cream and frozen foods	7.9%	5.9%

Home care	14.0%	12.9%
Personal care	17.1%	19.4%
Other operations	(4.1)%	(8.1)%

* Before exceptional items and amortisation of goodwill and intangible assets

Earnings per share in US Dollars for the quarter

	Constant rates		Current rates

	2004	2003	2004	2003

	Thousands of units
Average number of combined share units of €0.51	966,182	973,339	966,182	973,339
Average number of combined share units of 5.6p	1,610,304	1,622,232	1,610,304	1,622,232

COMBINED EPS	US $ Millions
Net profit	597	705	644	683
Less: Preference dividends	(8)	(9)	(9)	(9)

Net profit attributable to ordinary capital	589	696	635	674

Combined EPS per €0.51	$0.61	$0.72	$0.66	$0.69
Combined EPS per 5.6p	$0.37	$0.43	$0.39	$0.42

COMBINED EPS – beia *	US $ Millions
Net profit	597	705	644	683
Add back exceptional items net of tax	60	(81)	67	(80)
Add back amortisation of goodwill / intangible assets net of tax	301	274	316	271

Net profit beia *	958	898	1,027	874
Less: Preference dividends	(8)	(9)	(9)	(9)

Net profit attributable to ordinary capital – beia *	950	889	1,018	865

Combined EPS – beia* per €0.51	$0.98	$0.91	$1.05	$0.89
Combined EPS – beia* per 5.6p	$0.59	$0.55	$0.63	$0.53

COMBINED EPS – Diluted	Thousands of units
Adjusted average combined share units of €0.51	996,324	1,002,138	996,324	1,002,138
Adjusted average combined share units of 5.6p	1,660,539	1,670,230	1,660,539	1,670,230

	US $ Millions
Net profit attributable to ordinary capital	589	696	635	674

Combined diluted EPS per €0.51	$0.59	$0.69	$0.64	$0.67
Combined diluted EPS per 1.4p	$0.35	$0.42	$0.38	$0.40

* Before exceptional items and amortisation of goodwill and intangible assets